December 3, 2009

VIA EDGAR AND FACSIMILE

Mr. Perry Hindin,

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Zions Bancorporation
Schedule TO-I
Filed November 23, 2009
File No. 005-15790

Dear Mr. Hindin:

On behalf of our client, Zions Bancorporation (the “Company” or “Zions”), we provide below the Company’s responses to your letter, dated December 1, 2009 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Schedule TO and Offer to Exchange, dated November 23, 2009 (collectively, the “Tender Offer Materials”). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Company’s Tender Offer Materials. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

In some of the responses, the Company made changes to the referenced disclosure in a Supplement to the Offer to Exchange (the “Supplement”). The Company is doing that in the spirit of cooperation with the Staff, and not because it believes its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in the Amendment to future filings should not be taken as an admission that prior disclosures were in any way deficient.

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 to the Schedule TO and the Supplement as filed via EDGAR; and (iii) the Supplement marked to show changes against the sections of the Offer to Exchange that have changed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Offer to Exchange

1.	Item 10 of the Schedule TO indicates that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided the summary information required by Item 1010(c)(4). Please also provide in the Offer to Exchange the information required by Item 1010(c)(1), (2), (3) and (5) of Regulation M-A and, if material, the pro forma information required by (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3).

Response: In response to the Staff’s comments, the Company has included the summary information required by Item 1010(c)(1), (2), (3) and (5) of Regulation M-A in the Supplement. Please see the information under the caption entitled “Selected Consolidated Financial Data” in the Supplement. The Company believes that the pro forma impact of the Exchange Offer on the information required by Item 1010(c)(1), (2), (3) and (5) of Regulation M-A is not material and accordingly has not been provided in accordance with Item 1010(c)(6). By way of example, the Company notes that the impact of the Exchange Offer on both the basic and diluted net earnings (loss) per common share for the nine-months ended September 30, 2009, would be less than 2.5% even if 50% of the Depositary Shares currently outstanding were tendered in the Exchange Offer (and assuming a Relevant Price of $13.26).

As required by Rule 13e-4(e)(3), our Information Agent will promptly after the date hereof, and in any event by December 4, 2009, disseminate the Supplement. Such date is more than five business days prior to the Expiration Date for the Exchange Offer.

Cautionary Note Regarding Forward Looking Statements, page v

2.	Please revise to eliminate the statement in the last sentence of this section that the Company “disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements” to reflect future events or developments. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. We note a similar statement in the last sentence of Exhibit (a)(5)(A) of the Schedule TO. Please avoid making such statements in future filings.

Response: In response to the Staff’s comment, the Company has revised the section entitled “Cautionary Note Regarding Forward Looking Statements” to undertake to revise or update publicly any forward-looking statements if such revision or update is required by law. Please see the information under the caption entitled “Cautionary Note Regarding Forward Looking Statements” in the Supplement. The Company supplementally informs the Staff that it will avoid using a blanket disclaimer of its obligation to update forward-looking statements in future communications relating to the Exchange Offer.

Conditions to the Exchange Offer, page 20

3.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not many of the offer conditions have been triggered remains in the “sole judgment” of the Company, the assertion of offer conditions appears to be within the exclusive control of the Company. Since the Company has reserved the right to assert the occurrence of an offer condition for any reason, the Company has created an implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise to include an objective standard, such as a standard of reasonableness, against which the Company’s discretion may be judged. Please also revise to provide greater specificity regarding the “anticipated benefits” referenced in the third bullet point on page 21.

Response: In response to the Staff’s comments, but without necessarily concurring in the Staff’s point-of-view that the Company has created an implication that it may conduct an illusory offer in potential contravention of Section 14(e), the Offer to Exchange has been revised in the Supplement to include a standard of reasonableness for conditions which are subject to the Company’s discretion. Please see the information under the caption entitled “Conditions to the Exchange Offer” in the Supplement. The Offer to Exchange has also been revised in the Supplement to provide greater specificity regarding the “anticipated benefits” referenced in the third bullet point on page 21 of the Tender Offer Materials.

4.

We note the disclosure in the first paragraph of this section where the Company states that it will not be required to accept for exchange Depositary Shares validly tendered pursuant to the Exchange Offer if certain listed conditions have not been satisfied. As the bidder, the Company has the right to waive any listed Exchange Offer condition. However, if a condition is “triggered,” the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company’s understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding in your response letter.

Response: In response to the Staff’s comments, the Company supplementally informs the Staff that (1) if a condition is “triggered,” the failure by the Company to assert it would be tantamount to a waiver of the applicable condition, and (2) the Company will not seek to waive a “triggered” condition by failing to assert it. Additionally, in the event that the Company waived a condition where the waiver of such condition was material to security holders, the Company would ensure that the Exchange Offer remained open for at least five business days after the date security holders were informed of such waiver as required by Rule 13e-4(e)(3).

5.	We note the representation that the Company may assert the conditions, including any inaction or inaction by the Company giving rise to any condition. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.

Response: In response to the Staff’s comments, the Offer to Exchange has been revised in the Supplement to delete the statement referenced and to expressly provide that no condition to the Exchange Offer will be triggered through any action or inaction by the Company. Please see the information under the caption entitled “Conditions to the Exchange Offer” in the Supplement

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If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6603.

Very truly yours,

/S/ PATRICK S. BROWN
Patrick S. Brown

cc:	Thomas E. Laursen
(Zions Bancorporation)